1900 K Street, NW Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM J. BIELEFELD

William.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax

October 11, 2024

Lisa N. Larkin
Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549-0504

Re:	Stone Point Credit Income Fund Registration Statement on Form 10 File No. 000-56676

Dear Ms. Larkin:

We are writing in response to comments provided on September 16, 2024, with respect to the registration statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2024 (as amended, the “Registration Statement”) on behalf of Stone Point Credit Income Fund (the “Fund”), a closed-end management investment company that has elected to be treated as a business development company (“BDC”). Changes to the Registration Statement noted below will be reflected in a subsequent submission of the Registration Statement. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Page i – Explanatory Note

1.	In the first paragraph, disclosure states that the Fund intends to elect to be regulated as a business development company under the Investment Company Act of 1940 (“1940 Act”). Please tell us your plans for filing Form N-54A.

Response 1. The Fund respectfully acknowledges the Staff’s comment and confirms that the Fund has filed a Form N-54A as of October 11, 2024.

2.	In the third paragraph, disclosure describes the requirements to which the Fund will be subject once the registration statement is effective. Please add the following sentence, “Upon the effective date of this Registration Statement, we will also be subject to the proxy rules in Section 14 of the Exchange Act, and our trustees, officers and principal shareholders will be subject to the reporting requirements of Sections 13 and 16 of the Exchange Act.”

Lisa N. Larkin October 11, 2024 Page 2

Response 2. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

3.	In the last bullet-pointed section, please add the following:

A.	The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

Response 3.A. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

B.	The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

Response 3.B. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 1 – The Fund; Investment Objective and Strategy

4.	The Fund’s name includes “credit,” which is a type of investment. The name is therefore subject to rule 35d-1 of the 1940 Act.

A.	Please add an 80% policy to include credit investments, and disclose what qualifies as a credit investment (e.g., debt).

Response 4.A. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement to reflect an 80% policy pursuant to Rule 35d-1 under the 1940 Act.

B.	Please add disclosure regarding whether a change in the 80% policy is subject to 60 days’ notice or requires shareholder approval.

Response 4.B. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

C.	Please confirm that the Fund will not include unfunded commitments or equity investments in its 80% policy.

Response 4.C. The Fund respectfully acknowledges the Staff’s comment and confirms that the Fund will not include unfunded commitments or equity investments in its 80% policy.

Lisa N. Larkin October 11, 2024 Page 3

5.	In the fourth paragraph, disclosure states that the Fund may invest without limit in originated or syndicated debt. Please describe the differences between “originated debt” and “syndicated debt” using clear, concise language.

Response 5. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

6.	In the fifth paragraph, disclosure refers to “leveraged buyouts” and the Adviser’s “targeted outbound search model.” Please describe these terms using clear, concise language.

Response 6. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

7.	In the fifth paragraph, disclosure refers to “sourcing attractive investment opportunities.” Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.

Response 7. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 2 – The Fund; Investment Objective and Strategy

8.	In the first paragraph, disclosure refers to “other similar transactions.” Please clarify what such transactions may be.

Response 8. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

9.	In the second paragraph, disclosure states that the Fund may enter into one or more warehousing transactions.

A.	Please tell us whether any of the entities involved in a warehousing transaction may be affiliated with the Fund or the Adviser. See section 2(a)(3) of the 1940 Act. To the extent there is any affiliation, please provide an analysis of whether any of the warehousing transactions between the Fund and other entities may constitute a joint enterprise or other joint arrangement within the meaning of rule 17d-1 under the 1940 Act.

Response 9.A. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that neither the Fund, nor the Adviser, nor any of their affiliates have entered into nor do they currently propose to enter into any transaction meeting the description set forth above.

Lisa N. Larkin October 11, 2024 Page 4

B.	Please tell us whether affiliates of the Fund or Adviser may enter into any agreements, including back-stop style agreements, with any entities involved in warehousing transactions.

Response 9.B. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that neither the Fund, nor the Adviser, nor any of their affiliates have entered into nor do they currently propose to enter into any transaction meeting the description set forth above.

C.	Please tell us whether the Fund intends to rely on its co-investment exemptive order to engage in warehousing transactions and, if so, provide the legal basis for such reliance.

Response 9.C. The Fund respectfully acknowledges the Staff’s comment and confirms that it does not intend to rely on the exemptive relief granted by the SEC to certain affiliates of the Fund on June 14, 2022, with respect to the warehousing transactions.

D.	Please provide a legal analysis of whether or not the warehousing transactions may constitute “unfunded commitment agreements” as defined in rule 18f-4 under the 1940 Act.

Response 9.D. The Fund respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it does not expect that any warehousing transaction would fall within the definition of “unfunded commitment agreements” as defined in Rule 18f-4 under the 1940 Act.

Page 3 – The Adviser

10.	In the first paragraph, disclosure refers to a resource sharing agreement between Stone Point Capital and the Adviser. Please explain how the agreement operates and why it is not an advisory contract within the meaning of the 1940 Act. In your response, please address:

A.	Specific services Stone Point Capital and its employees will provide on the Adviser’s behalf and why those services do not amount to advisory services provided to the Fund;

B.	The extent to which the Adviser will depend on Stone Point Capital’s personnel;

Lisa N. Larkin October 11, 2024 Page 5

C.	Whether Stone Point Capital personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940;

D.	Whether and what fees are paid to Stone Point Capital and by whom and whether they are paid pursuant to the resource sharing agreement; and

E.	Whether Stone Point Capital is considered to be a fiduciary with respect to the Fund.

Response 10. The Fund respectfully acknowledges the Staff’s comment. In connection with its obligations to the Fund under the Investment Advisory Agreement, the Adviser has entered into a Resource Sharing Agreement with Stone Point Capital pursuant to which Stone Point Capital will make the investment professionals on the Stone Point Credit Investment Team available to the Adviser for purposes of originating and identifying investment opportunities, conducting research and due diligence on prospective investments, analyzing and underwriting investment opportunities, structuring investments and monitoring and servicing the Fund’s investments in accordance with the services provided by the Adviser under the Investment Advisory Agreement (“Credit Activities”). On an as needed basis, certain other investment professionals on the Stone Point Capital Private Equity Investment Team will contribute a portion of their time, effort and knowledge to support Credit Activities. The Fund respectfully advises the Staff that the Resource Sharing Agreement does not constitute an advisory agreement under the 1940 Act and that there are no advisory services being furnished to the Fund through Stone Point Capital itself, but rather solely through shared employees subject to the supervision and oversight of the Adviser and its officers. The Fund also respectfully advises the Staff that the Adviser maintains its own separate investment personnel, who are shared employees of Stone Point Capital solely for human resources and administrative purposes but do not provide services to Stone Point Capital, and that the Adviser pursues a materially distinct strategy from Stone Point Capital. The Fund notes that Stone Point Capital does not provide any services directly to the Fund. The Fund respectfully advises the Staff, on a supplemental basis, that all personnel who will provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) under the Advisers Act; that the Fund pays no fees to Stone Point Capital; and that Stone Point Capital is not considered a fiduciary with respect to the Fund.

Lisa N. Larkin October 11, 2024 Page 6

Page 4 – The Private Offering

11.	Disclosure states that the Fund intends to enter into separate subscription agreements relating to its shares. Please explain:

A.	How having subscription agreements with different terms would comply with section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

B.	Whether different terms in any subscription agreements could have a material, negative effect on other Fund investors;

C.	Whether the terms of different subscription agreements will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

D.	Whether the terms of these subscription agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

E.	Whether the terms of these subscription agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response 11. The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that it will not enter into subscription agreements that differ in ways that would result in any investor having priority over other investors as to the distribution of assets or payment of dividends in violation of Section 18 of the 1940 Act. Similarly, the Fund will not enter into subscription agreements that have a material, negative effect on other investors, or include preferential redemption or withdrawal rights or preferential information rights. In addition, the Fund supplementally confirms that the subscription agreements will not have an impact on the management fee payable by an investor in the Fund through its investment.

Page 5 – History of Stone Point

12.	Please consider deleting the last sentence of the second paragraph as it already appears on page 1.

Response 12. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 6 – Market Opportunity and Competitive Advantages

13.	In the second sentence of the fourth paragraph, disclosure states that the Adviser generally seeks to invest in companies that are led by experienced management teams, “have market-leading position and high barriers to entry, and generate predictable free cash flow across market cycles.” Please revise this phrase using clear, concise language.

Response 13. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Lisa N. Larkin October 11, 2024 Page 7

Page 7 – Ability to Leverage Stone Point’s Experienced Investment Team

14.	Please consider deleting this paragraph as it already appears on page 3.

Response 14. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 8 – The Credit Investment Committee

15.	After “Eric L. Rosenzweig, Managing Director,” please add, “of Stone Point Capital.”

Response 15. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 10 – Incentive Fee

16.	Please provide a graphical representation of the income-related portion of any incentive fee.

Response 16. The Fund respectfully declines to add the requested graphic because it believes that information included in the bullets under the section titled “Investment Advisory Agreement – Incentive Fee” of the Registration Statement is useful to investors and provides concrete examples of the operation of the Investment Income Incentive Fee.

17.	Please provide examples demonstrating the operation of the incentive fee.

Response 17. The Fund respectfully advises the Staff that examples demonstrating the operation of the Incentive Fee are not required by the instructions to Form 10. The purpose of the Fund’s Form 10 Registration Statement is to register the Shares under the Exchange Act. The Form 10 Registration Statement is not an offering document, and it does not require the inclusion of the incentive fee examples.

18.	Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response 18. The Fund respectfully submits that it is not aware of any affirmative requirement to include an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2 in the Registration Statement. For the reasons described above in its response to Comment No. 17, the Fund respectfully submits that it would not be appropriate to include the requested example in the Registration Statement.

Lisa N. Larkin October 11, 2024 Page 8

Page 11 – Incentive Fee

19.	In the second paragraph, disclosure states, “For the purpose of computing the Investment Incentive Fee and the Capital Gains Incentive Fee, the calculation methodology will look through derivative financial instruments or swaps as if Fund owned the reference assets directly.” Based on the disclosure in the registration statement, it is unclear whether or what kind of derivatives the Fund may use. For example, on page 52 in the risk section titled, “Derivatives and Financial Commitment Transactions,” disclosure states, “The Fund may invest in derivatives . . . .” without further detail. The investment strategies section does not contain disclosure about using derivatives. Please tell us whether the Fund will use derivatives. If yes,

A.	Please add strategy and risk disclosure clarifying the Fund’s use of derivatives. If the Fund will engage in total return swaps, please tell us whether the Fund’s investment advisory agreement addresses the treatment of total return swaps for purposes of the base management fee and the incentive fee calculations.

Response 19.A. The Fund respectfully submits that it does not have a current intention to enter into any derivative financial instruments or swaps and that additional disclosure in the Registration Statement would not be useful to investors. While the Fund respectfully submits that it currently does not intend to enter in to a total return swap, if the Fund were to enter in to a total return swap, it would be expected that the terms of the total return swap would provide for the Fund to receive all interest and fees payable in respect of the reference assets, which payments would appropriately be treated as interest income for purposes of calculating the Investment Income Incentive Fee payable under the Investment Advisory Agreement, consistent with the explicit terms thereof. Upon the termination of a reference asset in the portfolio underlying a total return swap, the amount paid to the Fund in respect of any appreciation of such reference asset would be treated as capital gains for purposes of calculating the Capital Gains Incentive Fee under the Investment Advisory Agreement. In addition, the fair value of the total return swap would be included with the investments of the Fund on its balance sheet and, as a result, would be included in the determination of the net assets of the Fund for purposes of calculating the base management fee pursuant to the Investment Advisory Agreement.

B.	Please tell us whether the Fund will look through the swap and count the reference assets as investments of the Fund for purposes of computing the incentive fee on income, as well as capital gains.

Response 19.B. The Fund respectfully acknowledges the Staff’s comment and confirms that for purposes of computing the Investment Income Incentive Fee and the Capital Gains Incentive Fee, the calculation methodology will look through derivative financial instruments or swaps as if the Fund owned the reference assets directly.

Lisa N. Larkin October 11, 2024 Page 9

C.	Please tell us whether, for purposes of the asset coverage ratio test of section 61(a) under the 1940 Act, the Fund will treat the notional amount of the swap, reduced by the amount of cash collateral required to be posted by the Fund, as a senior security for the life of the swap.

Response 19.C. The Fund respectfully submits that it is aware of the Staff’s position regarding the treatment of a total return swap for purposes of (i) the asset coverage requirements of Section 18 of the 1940 Act, which will be applicable to the Fund as a BDC under Section 61 of the 1940 Act, and (ii) determination of qualifying assets for purposes of Section 55(a) of the 1940 Act. If the Fund were to enter into a total return swap, the Fund expects that it would treat the outstanding notional amount of the total return swap, less the amount of any cash collateral or other liquid assets posted or segregated by it under the total return swap, as a senior security for the life of that instrument and would treat the assets underlying a total return swap as assets of the Fund for such regulatory purposes. The Fund respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then current Staff or SEC rule, guidance or interpretation regarding the regulatory treatment of total return swaps or similar derivative instruments that differs from such proposed treatment.

D.	Please tell us whether, for purposes of section 55(a) under the 1940 Act, the Fund will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Response 19.D. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to its response to Comment No. 19.C. regarding determination of qualifying assets for purposes of Section 55(a) of the 1940 Act.

Page 14 – Distributions; Dividend Reinvestment Plan

20.	In the third paragraph, disclosure refers to a “return of capital.” Please explain that term using clear, concise language.

Response 20. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Lisa N. Larkin October 11, 2024 Page 10

Page 17 – Discretionary Share Repurchase Program

21.	Please revise the registration statement to limit the discussion of tender offers to how tender offers will be funded, the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. Please also disclose that the tender offers will be conducted in compliance with the tender offer rules under the Exchange Act. Disclosure should not address any procedures that the registrant currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, when payment will be made, and at which points in the year tender offers are likely to occur because these procedures are subject to change, and such disclosure could be in contravention of Rule 14e-8 under the Exchange Act, which prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Instead, these additional details should be included in the tender offer documents sent to investors when an offer is made.

Response 21. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 36 – Financial Services Industry Risks

22.	Please be consistent about using the term “financial services industry” or “financial services sector” as they appear interchangeably throughout the registration statement.

Response 22. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 39 – Consequences of Default

23.	Disclosure states, “Shareholders may be subject to significant adverse consequences in the event such a shareholder defaults on its capital commitment to the Fund. In addition to losing its right to participate in future Drawdowns, a defaulting shareholder may be forced to transfer its Shares to a third party for a price that is less than the NAV of such Shares.”

A.	Please explain to us how such transfer is consistent with the requirements of section 63 and section 23 of the 1940 Act.

Response 23.A. The Fund respectfully acknowledges the Staff’s comment and notes that the transfer from one shareholder to other shareholders described in the disclosure cited in the Staff’s comment is not subject to section 63 or section 23 of the 1940 Act as it is not a sale of securities by the Fund but rather a transfer by the defaulting shareholders. However, a shareholder that defaults under the terms of its subscription agreement could be subject to the remedies as defined therein, and the Fund may cause the defaulting shareholder to transfer its Shares to a third party for a readily available price, which may be less than the NAV.

See Item 1. Business – The Private Offering.

B.	Please add disclosure that addresses how the Fund will price such shares (e.g., lesser of net asset value or the best price reasonably obtainable by the Fund, etc.).

Response 23.B. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s response to comment 23.A above.

Lisa N. Larkin October 11, 2024 Page 11

C.	Please tell us whether the Fund has policies and procedures regarding such pricing and that define “best price reasonably obtainable.”

Response 23.C. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s response to comment 23.A above.

Page 47 – Responsible Investment Considerations

24.	The disclosure in this section implies that the Fund considers ESG factors as part of its investment strategy. Please clarify in the discussion of the Fund’s strategy whether the Fund will be integrating ESG factors into its investment analysis. If so, please identify examples of ESG criteria that will be considered. Please also disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.

Response 24. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 51 – Limitations on Leverage

25.	In the third paragraph, disclosure states that, to securitize loans, the Fund may create a wholly-owned subsidiary. If the Fund intends to use one or more entities (regardless of whether the Fund sets up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets (“Subsidiary” as that term is used below), please address the following comments:

A.	Disclose that the Subsidiary or Subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, please confirm that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

Response 25.A. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Lisa N. Larkin October 11, 2024 Page 12

B.	Disclose that the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (section 61) on an aggregate basis with a Subsidiary so that the Fund treats the Subsidiary’s debt as its own.

Response 25.B. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

C.	Disclose that any investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the Fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and a Subsidiary, then, for purposes of complying with section 15(c), the reviews of the Fund’s and a Subsidiary’s investment advisory agreements may be combined.

Response 25.C. The Fund respectfully advises the Staff that any wholly owned Subsidiaries of the Fund through which the Fund may engage in investment activities are not expected to be parties to advisory or management contracts with either third-party or affiliated investment advisers, including the Adviser. Rather, the Adviser will manage the investments held by such wholly owned Subsidiaries of the Fund on a look through basis pursuant to the Investment Advisory Agreement. The Fund does not currently intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. While the Fund itself may agree to serve as collateral manager for a wholly owned Subsidiary formed for an on-balance sheet financing arrangement, as is common among other BDCs, the Fund does not believe that any such collateral management agreement would fall within the scope of Section 15 of the 1940 Act, as no such wholly owned Subsidiary would itself be either a registered investment company or BDC under the 1940 Act. The Fund further confirms to the Staff that it would generally expect to file any credit agreement pertaining to such financing arrangements as an exhibit to its periodic reports required under the Exchange Act. Accordingly, the Fund respectfully declines to include the requested disclosure. The Fund also respectfully refers the Staff to its response to Comment No. 25.D. below regarding wholly owned Subsidiaries being subject to the Fund’s compliance policies and procedures, including compliance with the applicable provisions of the 1940 Act, and the Fund consolidating any such wholly owned Subsidiaries for purposes of compliance with the 1940 Act.

Lisa N. Larkin October 11, 2024 Page 13

D.	Disclose that each Subsidiary will comply with provisions relating to affiliated transactions and custody (section 57). Also, please identify the custodian of the Subsidiary, if any.

Response 25.D. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. The Fund respectfully advises the Staff that any wholly owned Subsidiaries of the Fund would be subject to the Fund’s compliance policies and procedures, including compliance with Section 57 of the 1940 Act, and the Fund would expect to consolidate any such wholly owned Subsidiaries for purposes of compliance with the 1940 Act. In addition, the Fund respectfully advises the Staff that while none of its wholly owned Subsidiaries would be a registered investment company or BDC under the 1940 Act, the Fund would nonetheless subject any assets held by such wholly owned Subsidiaries to compliance with the Fund’s own custody requirements as a BDC under the 1940 Act.

E.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response 25.E. The Fund respectfully acknowledges the Staff’s comment and confirms to the Staff that the description of the Fund’s principal investment strategies and investment risks contained in the Registration Statement includes any of the wholly owned subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

F.	Please also confirm in correspondence that: (1) the Subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (2) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and (3) the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response 25.F. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to its response to Comment No. 25.C. above, which states that the Fund does not expect any wholly owned subsidiary of the Fund to be a party to an advisory or management contract with either a third party or an affiliated investment adviser, including the Adviser, and that the investments held by any such wholly owned subsidiary are expected to be managed on a look through basis by the Adviser pursuant to the Investment Advisory Agreement. As a result, and because the Fund expects to consolidate such wholly owned subsidiaries with the Fund, the Adviser will receive management fees in respect of any investments held thereby pursuant to the Investment Advisory Agreement. The Fund further confirms that any expenses associated with such wholly owned subsidiaries will be reflected in the “Other Expenses” line item in any fee table that the Fund may in the future be required to disclose under the Exchange Act, with the exception of interest payments, which will instead be included in the appropriate line item reflecting the cost of leverage.

Lisa N. Larkin October 11, 2024 Page 14

Page 64 – Expenses

26.	In the second paragraph, disclosure states that the Fund may enter into a credit facility. When the terms of the credit facility are known, please update this disclosure to address the actual portfolio limits and other material terms of the credit facility.

Response 26. The Fund respectfully acknowledges the Staff’s comment and undertakes to revise the above-referenced disclosure when the terms of any credit facility agreement are known.

Page 74 – Minority Investor in Adviser

27.	The term “WAFRA” is not yet defined. Please revise.

Response 27. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 83 – Derivative Actions and Exclusive Delaware Jurisdiction

28.	It is not clear whether the disclosure in these sections aligns with 1940 Act provisions and/or the Fund’s organizational documents, which have not yet been filed as exhibits. Please send these exhibits to us as soon as possible. We may have further comments.

Response 28. The Fund respectfully acknowledges the Staff’s comment and has included the Fund’s organizational documents as exhibits to the Registration Statement.

Accounting Comments

Page 10 – Incentive Fee

29.	In the section that describes the 12.50% of pre-incentive fee investment income incentive fee, please update the percent amounts in the second and third bullets (except for “100%” in the second bullet).

Response 29. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 11 – Capital Gains Incentive Fee

30.	Please re-word “shall an” in the first two bullets.

Response 30. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Lisa N. Larkin October 11, 2024 Page 15

31.	In the fourth paragraph, disclosure states, “As mentioned above, the Adviser has agreed to waive any Incentive Fees through the one-year anniversary of the Commencement Date. In addition, the Adviser has agreed to cap each component of the Incentive Fee at 7.50% for the period beginning with the one-year anniversary of the Commencement Date and ending on the three-year anniversary of the Commencement Date.”

A.	The Staff does not see any disclosure regarding a waiver to incentive fees, as mentioned here. Also, the Staff notes that it is disclosed the incentive fees do not take effect in until the beginning of year two after the Commencement Date. Consider striking or clarifying this sentence.

Response 31.A. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

B.	It is the Staff’s understanding that since the Incentive Fee Commencement Date is defined as one year after the Commencement Date, the timing described in this sentence matches up with the terms of the 7.50% incentive fees described above, i.e., the 7.50% will be charged in years two and three after the Commencement Date. If that is the case, then what is described in this sentence is not a cap. Consider striking or clarifying this sentence.

Response 31.B. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 13 – Expense Support and Conditional Reimbursement Agreement

32.	In the fourth full paragraph, first sentence, insert “Expense Payments were made” so the sentence may read “...within three years prior to the last business day of such calendar month Expense Payments were made have been reimbursed.”

Response 32. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

33.	In the sixth paragraph, organizational and offering expenses are excluded from “Operating Expense Ratio,” but they are included in “Other Operating Expenses” in the second paragraph on this page. Please make the disclosures regarding the treatment of these expenses consistent.

Response 33. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Lisa N. Larkin October 11, 2024 Page 16

Page 85 – Item 13. Financial Statements and Supplementary Data

34.	Please file an amended Form 10 with complete financial statements at least 15 days prior to the Form 10’s effectiveness.

Response 34. The Fund respectfully acknowledges the Staff’s comment and confirms that as of the date hereof it has filed with the SEC the amended Registration Statement on Form 10 with complete financial statements.

Page 85 – Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

35.	Please disclose whether or not there have been any changes in accountants.

Response 35. The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386 or by email at william.bielefeld@dechert.com or Matthew J. Carter at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc:	Matthew J. Carter, Dechert LLP